Exhibit 99.2

SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/MF No. 16.404.287/0001-55
NIRE 29.300.016.331

NOTICE OF MEETING
ANNUAL AND EXTRAORDINARY GENERAL MEETING

The Shareholders of (“Suzano” or “Company”) are hereby called, pursuant to article 124 of Law No. 6,404, dated as of December 15, 1976, as amended (“Brazilian Corporation Law”), to meet in Annual and Extraordinary General Meeting, to be held cumulatively on April 23, 2026, at 10:00 a.m. (“AEGM”), exclusively digitally, pursuant to sub-item I of paragraph 2 of article 5 and paragraphs 2 and 3 of article 28 of CVM Resolution No. 81, dated March 29, 2022, as amended (“RCVM 81/22”), in order to resolve on the following agenda:

1.At the Annual General Meeting

1.1.To examine the management accounts related to the fiscal year ended December 31, 2025;

1.2.To examine, discuss and vote on the financial statements of the Company for the fiscal year ended December 31, 2025, and to review the management report for said fiscal year;

1.3.To resolve on the allocation of net income for the fiscal year ended December 31, 2025 and the distribution of dividends;

1.4.To define the number of members that will comprise the Company’s Board of Directors;

1.5.To resolve on the election of members of the Company’s Board of Directors;

1.6.If the Fiscal Council is established, to set the number of its members;
1.7.If the Fiscal Council is established, to resolve on the election of its members; and

1.8.To set the overall annual compensation of the management and Fiscal Council, if established, of the Company for the year 2026.

2.At the Extraordinary General Meeting:

2.1.To resolve to amend article 4 of the Company’s Bylaws to supplement the Company’s corporate purpose, in order to include the activity of extraction and exploitation of, directly or through third parties, mineral substances, including basalt, as well as their processing for the production of gravel, clay and related materials.

Exhibit 99.2
2.2.To resolve on the amendment of the Company’s Bylaws, in order to reflect the amendment of its Article 5, due to the capital increase, carried out within the limit of the authorized capital, approved at the Board of Directors’ Meeting held on December 10, 2025;

2.3.To resolve on the restatement of the Company’s Bylaws, due to the changes described in items 2.1. and 2.2. above; and

2.4.To authorize the Company’s management to take all measures that are necessary to completion of the approved matters, in accordance with the applicable law.

It is available to Shareholders, at Suzano’s head office, in the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of the Securities and Exchange Commission of Brazil (“CVM”) (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br), (a) the Management Report and the individual and consolidated Financial Statements of the Company and their respective Notes, all related to the fiscal year ended on December 31, 2025, followed by the independent auditor’s report and the Fiscal Council opinion; (b) the Management Proposal including the information required by articles 11, 12 and 13 and Annex A of RCVM 81/22 (“Management Proposal”); (c) the Shareholder’s Manual, including instructions for attendance in the AEGM; and (d) the form of Absentee Ballot for the AEGM.

General Instructions

In accordance with CVM Instruction No. 70, dated March 22, 2022 (“RCVM 70/22”), the minimum interest in the voting capital required for adopting a multiple voting procedure is five percent (5%). The request of said process for election of members of the Company’s Board of Directors must be submitted to the Company, in writing, at least forty-eight (48) hours prior to the date scheduled for the AEGM called herein, that is, until 10 a.m. April 21, 2026, or requested through remote voting ballot.

Pursuant to RCVM 81/22, the attendance of Shareholders in the AEGM will be made exclusively digitally through the Ten Meetings electronic system, to be made available by the Company for access on the day and time of the AEGM or through the remote voting. The guidelines and procedures applicable to both types of attendance referred to herein, as well as the other instructions relating to the AEGM, are detailed in the Shareholder’s Manual abovementioned, which is available at Suzano’s head office, on the Company’s investor relations website (www.suzano.com.br/ri), as well as on the CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br) websites.
In order to attend to the AEGM, Shareholders must submit to the Company a request for access, together with the following documents, in accordance with article 126 of the Brazilian Corporation Law and as further detailed in the Shareholder’s Manual: (i) proper identity document of the shareholder or his/her representative; (ii) documents proving the powers of the legal representative of the legal entity shareholder or the manager or administrator, in the case of investment funds; and (iii) power of attorney, duly regularized in accordance with the law, in the event of representation of the shareholder by an attorney-in-fact.

Attendance to the AEGM through digital platform made available by Ten Meetings is restricted to the Shareholders, their representatives or proxies, as the case may be, that are accredited as detailed in the Shareholder’s Manual and who enter the system by the time of opening of the AEGM. Accreditation must be performed up to and including April 21, 2026 through registration on the website https://assembleia.ten.com.br/124650383.

Exhibit 99.2

Without prejudice to the possibility of attending the AEGM through the Ten Meetings online platform, the Company recommends that the Shareholders exercise their remote voting right by means of the RVB. In this case, up to and including April 19, 2026, shareholders must transmit their voting instructions, delivering the respective RVB, followed by the necessary documentation, (i) to the Company’s share bookkeeper, (ii) to their custodian agents, (iii) to the central depositary where the shares are deposited; or (iv) directly to the Company, through the link https://assembleia.ten.com.br/124650383, subject to the rules provided for in CVM Resolution No. 81, the procedures described in the RVB made available by the Company and the guidelines in the Shareholder’s Manual.

In accordance with § 5 of article 5 of CVM Resolution No. 81, the Company clarifies that it has chosen to hold the AEGM exclusively digitally, believing that this category allows the attendance of a greater number of shareholders, without the need for them to travel to the Company’s registered office, in addition to reducing the costs for attendance and holding the meeting.

Furthermore, pursuant to sub-item I-A of article 5 of CVM Resolution No. 81, the Company informs the request for the establishment of the Company’s Fiscal Council may be made by Shareholders of the Company who own at least two percent (2%) of the total common shares of the Company, in accordance with the provisions of article 4 of CVM Resolution No. 70, dated as of March 22, 2022, as amended.

Guidance on the procedures for attending to and voting at the AEGM, as well as other instructions relating to the AEGM, are detailed in the Shareholder’s Manual.
São Paulo, March 23, 2026.

David Feffer
Chairman of the Board of Directors